UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2018

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 001-00123

A.	Full Title of Plan: Brown-Forman Corporation Savings Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

Brown-Forman Corporation
Savings Plan
Plan #006 EIN #61-0143150
Financial Statements
December 31, 2018 and 2017
Supplemental Schedule
December 31, 2018

Brown-Forman Corporation Savings Plan
Index
December 31, 2018 and 2017

Page(s)
Reports of Independent Registered Public Accounting Firms	2-3
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2018 and 2017	4
Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2018	5
Notes to Financial Statements	6-11
Supplemental Schedule
Schedule H, Line 4i- Schedule of Assets (Held at End of Year) December 31, 2018	12

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants of the Brown-Forman Corporation Savings Plan and
the Brown-Forman Corporation Employee Benefits Committee
Louisville, Kentucky 40210-1080

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Brown-Forman Corporation Savings Plan (the "Plan") as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Crowe LLP

We have served as the Plan's auditor since 2019.
Oak Brook, Illinois
June 25, 2019

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the
Brown-Forman Corporation Savings Plan

Opinion on the Financial Statements
We have audited the statement of net assets available for benefits of the Brown-Forman Corporation Savings Plan (the “Plan”) as of December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 14, 2018

We served as the Plan’s auditor from at least 2000 to 2018. We have not been able to determine the specific year we began serving as auditor of the Plan.

Brown-Forman Corporation Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

ASSETS	2018	2017
Investments, at fair value	$500,344,327	$557,794,279
Employer contributions receivable	837,431	859,986
Participant contributions receivable	404,903	375,200
Notes receivable from participants	4,159,989	4,213,690
Net assets available for benefits	$505,746,650	$563,243,155
The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions
Contributions
Employer	$10,921,034
Participants	19,054,268
Rollovers	2,099,354
Total contributions	32,074,656
Interest and dividend income on investments	4,851,324
Interest income on notes receivable from participants	160,956
Other	110,688
Total additions	37,197,624
Deductions
Benefits payments	63,763,152
Net depreciation in fair value of investments	30,915,478
Participant elected fees	15,499
Total deductions	94,694,129
Net Decrease	(57,496,505)
Net assets available for benefits
Beginning of year	563,243,155
End of year	$505,746,650
The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

1.	Description of Plan
The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a leading producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importation, and marketing of wines and distilled spirits.
The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.
General
The Plan is a defined contribution plan covering substantially all salaried and non-union hourly employees of the Company as well as salaried and non-union hourly employees of the Company’s subsidiaries who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on their employment commencement date, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan was amended and restated in its entirety effective January 1, 2016, to incorporate all of the prior amendments since the last restatement in 2011, to make clarifications, and to update the Plan to comply with all of the applicable legislative changes.
Wells Fargo Bank, N.A. (Wells Fargo) is the appointed recordkeeper and Trustee of the Plan.
Contributions
Employees may contribute to the Plan between 1% and 100% of their annual compensation. Contributions may be made in pre-tax and/or in Roth (after-tax) dollars. Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $18,500 for 2018 and $18,000 for 2017, plus "catch-up" contribution amounts provided for in the IRC. Newly eligible employees and employees who have not completed a salary reduction form are automatically enrolled in the Plan at a 5% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage. Rehired employees are also automatically enrolled in the Plan at a 5% effective deferral rate unless they elect differently. Participants may rollover assets from their former employers’ qualified plans to the Plan provided that the rollover will not jeopardize the tax exempt status of the Plan or create an adverse tax consequence for the Company.
Effective August 1, 2017, an Automatic Escalation feature was added to the Plan. This feature automatically increases participant contributions by 1% annually up to a maximum of 10%.
Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 100% of the employee’s compensation, subject to the limitations of the IRC. Catch up contributions are not matched by the Company.
Participants are eligible to receive the Company's matching contribution when they begin making deferrals into the Plan. The Company’s matching contribution is equal to 100% of the participant’s elective deferral up to 5% of the participant’s annual compensation. Company matching contributions are made with each payroll period in which there are deferrals by the participant. At the end of the year, the Company makes a true-up match contribution for those participants still employed at December 31.
Participant accounts are credited with the participant contributions and an allocation of (i) the Company's matching contribution, and (ii) on a daily basis, plan earnings. Credits for employer contributions are made on a per-payroll basis. Allocations are based on the participants’ contributions, earnings, account balances or specific participant transactions, as defined in the Plan. The total annual contributions, as defined by the Internal Revenue Service (IRS) and the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $55,000, or (ii) 100% of the participant's compensation in the plan year.
Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, common collective trust funds, and Brown-Forman Corporation Class B common stock in the Employee Stock Ownership Plan (ESOP) component of the Plan.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Vesting
Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability while employed.
Withdrawals
Upon termination of service, participants can elect to transfer their vested interest in the Plan to a qualified plan of their new employer, roll over their funds into an Individual Retirement Account (IRA), or receive their vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made if no distribution election is made by the participant. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA. In the event of death, participant beneficiaries will receive the vested interest in a lump-sum payment. Participants may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the IRS. Participant contributions shall be suspended for six months after the receipt of a hardship distribution.
An In-Service withdrawal provision allows those active, fully vested employees age 59 1/2 or older (with at least two years participation in the Plan) to take a whole or partial distribution from the Plan.
Notes Receivable from Participants
A participant may request permission from the plan administrator to borrow a portion of such participant’s vested benefit under the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be secured by the balance in the participant’s account, and be repaid within five years. Interest rates are fixed based on prevailing rates charged by lending institutions. The interest rate for outstanding loans at December 31, 2018, ranged from 3.25% to 5.50%; at December 31, 2017, the rates ranged from 3.25% to 4.50%. For actively working participants, principal and interest are paid ratably through payroll deductions. In the event of layoff, leave of absence, termination or retirement, loan payments continue to be made directly to the Trustee/recordkeeper. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant’s account.
Forfeited Accounts
Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce Company contributions, as defined in the plan document, or may be used to pay administrative expenses of the Plan. During 2019, forfeitures totaling $350,475 were used to reduce the amount of Employer matching contributions receivable reflected in the financial statements as of December 31, 2018. As a result, there were no unused forfeited balances as of December 31, 2018 and 2017.
Employee Stock Ownership Plan
The Plan includes a participant directed ESOP which includes Company Class B common stock in the participant’s account and provides participants the option of having cash dividends payable on shares of Company Class B common stock held in the ESOP either paid directly to the participant in cash or reinvested in the ESOP.
Transfers (to) from Company Sponsored Plan
The Plan permits the transfer of participant account balances (to) from another Company sponsored plan as participants experience changes in employment status. During 2018, however, no amounts were transferred to or from other Company sponsored plans.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan’s Investment & Funding Committee (the Committee) determines the Plan’s valuation policies utilizing information provided by the investment advisors and Trustee. The Committee is also responsible for the selection and allocation of investments held by the Plan, including stock of the Plan sponsor, and evaluation of resulting risks.
The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gain distributions.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Registered Investment Companies (mutual funds):
Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on the quoted market value of the fund on the last day of the year. These funds are open-end mutual funds registered with the Securities and Exchange Commission and are deemed to be actively traded. Mutual funds are required to publish their daily NAV and to transact at that price.
Common Stock:
The Brown-Forman Class B Company Stock Fund is comprised of Brown-Forman Corporation Class B common stock, which are valued at the quoted closing market price on the active market on which the individual securities are traded. The value of a unit reflects the market value of the underlying Sponsor stock.
Collective Trusts:
The Plan's interest in collective trusts is valued at the NAV per unit as determined by the collective trusts as of the valuation date. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to these investments. Participant-directed redemptions of these investments have no restrictions, except for the Wells Fargo Stable Return Fund N, and may be redeemed daily. For the investment in the Wells Fargo Stable Return Fund N, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.
Additionally, Wells Fargo Stable Return Fund N redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. The investment may be subject to redemption restrictions, at the Trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.
Notes Receivable from Participants
Notes receivable from participants are valued at the outstanding principal balance plus accrued interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a distribution is recorded.
Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The Company pays consulting fees, record keeping fees, and other reasonable administrative expenses other than certain fees paid by the participants. During 2018, the total of these sponsor-paid expenses was $211,043.
Subsequent Events
Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Management has reviewed events and no subsequent events occurred requiring accrual or disclosure that are not otherwise disclosed herein.
Adoption of New Accounting Standards
In 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13, Disclosure Framework -- Changes to the Disclosure Requirements for Fair Value Measurement (ASC topic 820). The new standard removes the requirement to disclose: 1) detail related to transfers between level 1 and 2 of the fair value hierarchy; 2) the valuation process for level 3 fair value measurements, and; 3) for nonpublic entities, changes in unrealized gains/losses for level 3 investments held at the end of the reporting period.
The new standard also replaces the previous rollforward requirement for changes in level 3 investment values with the requirement to disclose transfers in and out of level 3 and purchases of level 3 investments.
Finally, the update adds the requirement to disclose: 1) changes in unrealized gains/losses of level 3 investments that are included in other comprehensive income, and 2) detail of unobservable inputs used to develop level 3 investment fair value measurements.
This standard is effective for the Plan year ending December 31, 2020. Management is currently evaluating the effect the ASU will have on the Plan’s financial statements and related disclosures.

3.	Tax Status
The IRS has determined, and informed the Company by a letter dated September 18, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving that document. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

4.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5.	Parties-in-Interest Transactions
Parties-in-interest include fiduciaries and employees of the Plan, persons providing services to the Plan, an employer whose employee are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of the employer, or such organization and relatives of any such persons as listed.
At December 31, 2018 and 2017, certain Plan investments are units of collective trusts managed by Wells Fargo. Wells Fargo is the Trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.
Plan investments include notes receivable from participants. These investments are also considered party-in-interest transactions.
Participant transaction fees are paid directly by the participant and those transactions are also considered party-in-interest transactions. The Sponsor provides administrative services to the Plan; no compensation is paid by the Plan for these services.
During the current year, participants in the Plan were eligible to invest in Brown-Forman Corporation Class B common stock through the ESOP. Purchases and sales of $13,837,152 and $10,208,721 during 2018 and $6,286,456 and $10,710,003 during 2017, respectively, of Brown-Forman Corporation Class B common stock were made from the ESOP by the Plan. The number of these shares held by the Plan was 1,611,027 and 1,272,654 as of December 31, 2018 and 2017, respectively. Dividends received from the Plan on this stock totaled approximately $2,652,000 for the Plan year ended December 31, 2018.

6.	Fair Value Measurements
The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 -Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock, as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. There are no investments in the Plan that represent a level 2 valuation.
Level 3 - Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. There are no investments in the Plan that represent a level 3 valuation.
There have been no changes in the valuation methodologies used at December 31, 2018 and 2017.
The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2018:

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

	Fair Value Measurements at December 31, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$98,098,562	$98,098,562	$—	$—
Brown-Forman Corporation Class B common stock	76,652,665	76,652,665	—	—
Total assets in fair value hierarchy	174,751,227	174,751,227	—	—
Investments measured at net asset value (a):
Collective trusts	325,593,100	—	—	—
Investments at fair value	$500,344,327	$174,751,227	$—	$—

The following table represents the Plan's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2017:

	Fair Value Measurements at December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$113,604,263	$113,604,263	$—	$—
Brown-Forman Corporation Class B common stock	87,393,150	87,393,150	—	—
Total assets in fair value hierarchy	200,997,413	200,997,413	—	—
Investments measured at net asset value (a):
Collective trusts	356,796,866	—	—	—
Investments at fair value	$557,794,279	$200,997,413	$—	$—

(a) In accordance with Financial Accounting Standards Board (FASB) guidance, investments measured at fair value using NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the statement of net assets available for benefits. This amount represents investments in collective trusts which each file a Form 5500 as a direct filing entity. As such, significant investment strategies have not been disclosed for these investments.

There were no transfers between levels during 2018 and 2017.

Supplemental Schedule
Brown-Forman Corporation Savings Plan
Plan #006 EIN #61-0143150
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
Collective Trust Funds
* Wells Fargo Bank, N.A.	Stable Return Fund N		$39,408,379
* Wells Fargo Bank, N.A.	BlackRock S&P 500 Index CIT		43,168,641
* Wells Fargo Bank, N.A.	MFS Value CIT		27,402,702
* Wells Fargo Bank, N.A.	TRowe Price Institutional Large Cap Growth Managed CIT		93,185,845
* Wells Fargo Bank, N.A.	BlackRock S&P MidCap Index CIT		20,268,637
* Wells Fargo Bank, N.A.	BlackRock International Equity Index CIT		11,882,627
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend Income Fund		5,602,824
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2020 Fund		8,137,523
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2025 Fund		12,209,744
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2030 Fund		11,913,083
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2035 Fund		12,304,783
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2040 Fund		12,898,398
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2045 Fund		11,684,580
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2050 Fund		15,525,334

Mutual Funds
Prudential Financial, Inc.	Total Return Bond Z		29,756,413
American Funds	Growth and Income Fund		21,718,205
Janus Henderson Investors	Enterprise Fund		26,706,192
JP Morgan Chase Bank, N.A.	JP Morgan Small Cap Core Fund		12,777,007
John Hancock	Disciplined Value Mid-Cap Fund		7,140,745

Other
* Brown-Forman Corporation Class B
Common Stock	Share Class B common stock		76,652,665
* Notes receivable from participants	Loans, interest rates of 3.25% – 5.50%, various maturities through December 2023		4,159,989
			$504,504,316

*	Party-in-interest to the Plan

**	Cost data has been omitted for the assets listed in the above table as the assets were all participant directed.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brown-Forman Corporation Savings Plan
(Name of Plan)

June 25, 2019	/s/ Cheryl A. Beckman
(Date)	Cheryl A. Beckman, Vice President, Director Human Resources Operations Member, Employee Benefits Committee (Plan Administrator)
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Crowe LLP
23.2	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP